Exhibit 4.30

SUBSIDIARY GUARANTEE

JOINDER AGREEMENT

Aarcam Propane & Construction Heat Ltd.
1700, 440 – 2nd Avenue S.W.
Calgary, AB  T2P 5E9

February 9, 2010

The Bank of New York Mellon
101 Barclay Street, 4E
New York, NY  10286

Ladies and Gentlemen:

Reference is made to the Guarantee-Subsidiary Guarantors (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Guarantee”; capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Guarantee), dated as of January 19, 2010 made by Moose Jaw Refinery Partnership, Moose Jaw Refinery ULC, CanWest Propane Partnership, CanWest Propane ULC, MP Energy Partnership, MP Energy ULC, Gibson Energy Partnership, GEP ULC, Link Petroleum Services Ltd., Chief Hauling Contractors ULC, Gibson GCC Inc., Battle River Terminal GP Inc., Battle River Terminal LP and Bridge Creek Trucking Ltd. (each a “Guarantor” and together the “Guarantors”) in favour of The Bank of New York Mellon, as Trustee (in such capacity and together with any successors and permitted assigns in such capacity, the “Trustee”) and the other Creditors (as defined therein).

This Joinder Agreement supplements the Guarantee and is delivered by the undersigned, Aarcam Propane & Construction Heat Ltd. (the “New Guarantor”), pursuant to Section 4.2 of the Guarantee.  The New Guarantor hereby agrees to be bound as a Guarantor party to the Guarantee by all of the terms, covenants and conditions set forth in the Guarantee to the same extent that it would have been bound if it had been a signatory Guarantor to the Guarantee on the date of the Guarantee.  Without limiting the generality of the foregoing, the New Guarantor guarantees to each of the Creditors the due and punctual payment, and the due performance, whether at stated maturity, by acceleration or otherwise, of the Note Obligations.  The New Guarantor also expressly assumes all obligations and liabilities of a Guarantor thereunder.  The New Guarantor hereby makes each of the representations and warranties and agrees to each of the covenants applicable to the Guarantors contained in the Guarantee.

Annexed hereto are supplements to each of the schedules to the Guarantee with respect to the New Guarantor.  Such supplements shall be deemed to be part of the Guarantee.

This Joinder Agreement and any amendments, waivers, consents or supplements hereto may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original, but all such counterparts together shall constitute one and the same agreement.

This Joinder Agreement will be governed by, interpreted and enforced in accordance with, the laws of the Province of Alberta and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, the New Guarantor has caused this Joinder Agreement to be executed and delivered by its duly authorized officer as of the date first above written.

AARCAM PROPANE & CONSTRUCTION HEAT LTD.

By:	/s/ Richard G. Taylor
Name: Richard G. Taylor
Title: Executive Vice President, Finance and Chief Financial Officer